March 27, 2020

VIA EDGAR

Ms. Jan Woo
Mr. Matthew Crispino
Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Carrier Global Corp Registration Statement on Form S-1 Filed March 13, 2020 File No. 333-237157

Dear Ms. Woo and Mr. Crispino:

Reference is made to the Registration Statement on Form S-1 (File No. 333-237157) (the “Registration Statement”), filed by Carrier Global Corporation (the “Company”) with the U.S. Securities and Exchange Commission.

The Company hereby requests that the effective date for the Registration Statement be accelerated to 4:00 p.m., Eastern time, on March 31, 2020, or as soon as practicable thereafter, pursuant to Rule 461 of the U.S. Securities Act of 1933, as amended.

If the Staff has any further questions or comments concerning this letter, or if you require any additional information, please feel free to contact the Company’s counsel, Edward J. Lee or Mark A. Stagliano of Wachtell, Lipton, Rosen & Katz, at (212) 403-1155 or (212) 403-1060, respectively. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Lee or Mr. Stagliano and that such effectiveness also be confirmed in writing.

Ms. Jan Woo
Mr. Matthew Crispino
March 27, 2020

Sincerely,

Carrier Global Corporation

/s/ Ariel David
Name:  Ariel David
Title:  Vice President, Legal & Secretary

cc:	Edward J. Lee Wachtell, Lipton, Rosen & Katz Mark A. Stagliano Wachtell, Lipton, Rosen & Katz